September 23, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C. 20549

RE:     Spire Inc. and Laclede Gas Company
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-213739 and 333-213739-01

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Spire Inc. and Laclede Gas Company (the “Companies”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Companies’ Registration Statement on Form S-3 (File No. 333-213739 and 333-213739-01), together with all exhibits thereto, which was filed on September 21, 2016 (the “Registration Statement”).
No securities were sold or will be sold under the Registration Statement.
The Companies are withdrawing the Registration Statement because the Registration Statement, although intended to be an automatic shelf registration statement, was inadvertently submitted to EDGAR under the EDGAR form type for a shelf registration statement other than an automatic shelf registration statement. The Companies intend to file a new automatic shelf registration statement for the same offering under the correct EDGAR form type shortly after submitting this request.
If you have any questions regarding this request, please contact me at 314-342-0520.

Sincerely,

/s/ Mark C. Darrell
Mark C. Darrell
Senior Vice President, General Counsel
and Chief Compliance Officer

SpireEnergy.com